VF 3-25-05

SECUR 05040389 .IISSION
..ashington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24050

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Crédit Agricole Cheuvreux North America, Inc.

OFFICIAL USE ONLY
8-24050
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Third Avenue

(No. and Street)

New York	NY	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melissa Franzen **646-658-2502**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 04 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
MAR 01 2005
WASH. D.C.
185 SECTION

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 3-28-05

19

OATH OR AFFIRMATION

I, Melissa Franzen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Crédit Agricole Cheuvreux North America, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

MARGARET BOYLE
NOTARY PUBLIC, State of New York
NO. 01B05041013
Qualified in Kings County
Certificate Filed in New York County
Commission Expires March 27, ~~19~~ 2007

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Crédit Agricole Cheuvreux North America, Inc.
(formerly Crédit Agricole Indosuez Cheuvreux North America, Inc.)

We have audited the accompanying statement of financial condition of Crédit Agricole Cheuvreux North America, Inc. (the "Company"), formerly Crédit Agricole Indosuez Cheuvreux North America, Inc., as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 28, 2005

Crédit Agricole Cheuvreux North America, Inc.
(formerly Crédit Agricole Indosuez Cheuvreux North America, Inc.)

Statement of Financial Condition

December 31, 2004

Assets	
Cash and cash equivalents	$ 9,394,924
Receivables from brokers, dealers and clearing organizations	9,323,141
Receivables from customers	839,649
Securities owned, at market value	10,067,100
Receivables from Parent and affiliates	4,722,998
Fixed assets, at cost (net of accumulated depreciation of $412,466)	224,903
Other assets	691,420
Total assets	$ 35,264,135
Liabilities and stockholder's equity	
Liabilities:	
Payables to brokers and dealers	$ 893,515
Payables to customers	9,272,541
Payables to Parent and affiliates	6,865,504
Accrued expenses	393,387
Other liabilities	67,100
	17,492,047
Subordinated borrowings	10,000,000
Total liabilities	$ 27,492,047
Stockholder's equity:	
Common stock (1,000 shares authorized; 2 shares issued and outstanding; no par value)	8,194,985
Retained deficit	(422,897)
	7,772,088
Total liabilities and stockholder's equity	$ 35,264,135

See accompanying notes.

Crédit Agricole Cheuvreux North America, Inc.
(formerly Crédit Agricole Indosuez Cheuvreux North America, Inc.)

Notes to the Statement of Financial Condition

1. Organization

Crédit Agricole Cheuvreux North America, Inc. (the "Company"), formerly Crédit Agricole Indosuez Cheuvreux North America, Inc. ("CAICNA"), a registered broker-dealer under the Securities Exchange Act of 1934, is a member of the National Association of Securities Dealers, Inc. ("NASD"), and is registered with the Ontario Securities Commission. The Company is a wholly owned subsidiary of Crédit Agricole Cheuvreux S.A. (the "Parent"), which itself is a wholly owned subsidiary of Crédit Agricole S.A.

The Company markets foreign securities for United States ("US") and foreign institutional customers, executing transactions through both foreign affiliates and other brokers and dealers. The Company executes transactions in US securities on behalf of US and foreign institutional customers on a fully disclosed basis through a registered US broker-dealer.

2. Significant Accounting Policies

Securities owned are recorded on a trade date basis, and stated at fair value.

Cash and cash equivalents are defined as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Fixed assets, include furniture and equipment, are depreciated using the straight-line method over the useful life of three to seven years.

Amounts payables to and receivable from affiliates and brokers and dealers representing unsettled securities transactions denominated in foreign currencies have been translated at year-end foreign exchange rates.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

Crédit Agricole Cheuvreux North America, Inc.
(formerly Crédit Agricole Indosuez Cheuvreux North America, Inc.)

Notes to the Statement of Financial Condition (continued)

3. Related Party Transactions

As at December 31, 2004, affiliate-related balances included in the statement of financial condition consist of the following:

Assets:		
Receivables from brokers, dealers and clearing organizations	$	9,272,541
Receivables from Parent and affiliates		4,722,998
Total	$	13,995,539
Liabilities:		
Payables to brokers and dealers	$	839,649
Payables to Parent and affiliates		6,865,504
Subordinated borrowings		10,000,000
Total	$	17,705,153

4. Receivables from Brokers, Dealers and Clearing Organizations, and Payables to Brokers and Dealers

Receivables from brokers, dealers and clearing organizations:		
Securities failed to deliver	$	9,272,541
Clearing broker receivable		50,600
	$	9,323,141
Payables to brokers and dealers:		
Securities failed to receive	$	839,649
Clearing broker payable		53,866
	$	893,515

4. Receivables from Brokers, Dealers and Clearing Organizations, and Payables to Brokers and Dealers (continued)

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Transactions that were not settled at December 31, 2004, have subsequently settled and had no material effect on the statement of financial condition.

5. Receivables from and Payables to Customers

Receivables from and payables to customers represent amounts receivable and payable on customer securities transactions in foreign markets.

6. Concentration of Credit Risk

In the normal course of business, the Company acts solely in an agency or riskless-principal capacity. The Company executes buy and sell orders principally for US and foreign institutional customers through various foreign brokers and dealers on various foreign exchanges. In return for these services, the Company receives a commission. The foreign brokers and dealers are responsible for remitting commissions collected from the customers to the Company. The risk of loss associated with these transactions is dependent upon the customers and the foreign brokers and dealers fulfilling their obligations. The amount of the Company's loss is limited to the amounts receivable from customers and brokers and dealers recorded in the statement of financial condition.

7. Subordinated Borrowings

Subordinated borrowings of $40,000,000 with Calyon Paris were repaid on December 29, 2004.

Effective December 31, 2004, the Company entered into two subordinated loan agreements (the "Loans"), approved by the NASD, with the Parent. Each of the Loans has a principal balance of $5,000,000 and bears interest at the London Interbank Offered Rate ("LIBOR") plus 0.25% per annum. The Loans mature on December 31, 2007.

7. Subordinated Borrowings (continued)

The subordinated borrowings are covered by agreements approved by the NASD and are, therefore, available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be applied.

8. Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" on a separate company basis. During the period from January 1, through December 31, 2004, the Company was a wholly owned subsidiary of the Parent, a foreign corporation domiciled in France. The Company will file separate federal, state and local income tax returns for this period.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has not recorded any deferred tax assets or liabilities at December 31, 2004.

9. Commitments and Contingencies

The Company is involved in certain disputes arising in the normal course of business operations. Although the outcome of claims, litigation and disputes cannot be predicted with certainty, in the opinion of management, based on facts known at this time, the resolution of such matters is not anticipated to have a material adverse effect on the financial position or results of operations of the Company. As these matters continue to proceed to ultimate resolution, it is reasonably possible the Company's estimation of the effect of such matters could change within the next year.

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the U.S. clearing broker for losses that it may sustain from the customer accounts introduced by the Company.

10. Employee Benefit Plans

The Company participated with affiliates in a non-contributory defined benefit pension plan sponsored by Calyon New York that provides retirement benefits to eligible employees. Plan assets and accumulated plan benefits applicable to the Company are not readily determinable because the actuarial funding methods used by the plan do not provide for division of assets or liabilities among the participating affiliated companies. During 2004, this plan was frozen and consequently, no additional benefits were provided.

The Company also participates with affiliates in two defined contribution plans. The 401(k) Savings Plan allows participants to make before-tax contributions from 1% to 14%, subject to the maximum allowable contribution as established by the Internal Revenue Code (the "Code"). Matching contribution is the sum of (a) 100% of the first aggregate contributions made not exceeding 3% of the quarterly base pay and (b) 50% of the remaining aggregate contributions made not exceeding 9%. Participants are immediately fully vested in their and the plan sponsor's contributions, and earnings thereon, in the plan.

The Money Purchase Pension Plan provides benefits to eligible employees equal to 5% of his/her eligible compensation subject to certain limitations prescribed by the Code. A participant's interest in all contributions and earnings are 20% vested after three years of service, then 20% more for each year thereafter.

Effective May 2004, the Company established the Crédit Agricole Cheuvreux North America 401(k) Savings Plan, and effective July 2004, the Company established the Crédit Agricole Cheuvreux North America Money Purchase Pension Plan (collectively, the "New Plans"). Plan assets from the 401(k) Savings Plan and Money Purchase Pension Plan (collectively, the "Calyon Plans") were transferred into the New Plans. The benefits of the New Plans will substantially be the same as the previous Calyon Plans.

11. Net Capital and Other Regulatory Requirements

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2004, the Company had net capital of $11,779,824 which was $11,529,824 in excess of the required net capital of $250,000.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) for all domestic transactions cleared through another broker-dealer on a fully disclosed basis and under paragraph (k)(2)(i) for all foreign transactions cleared on a delivery versus payment/receipt versus payment basis.

12. Securities Owned

Securities owned consist of investment grade corporate obligations of $10,067,100.

13. Fair Value of Financial Instruments

Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to brokers, dealers, and others; and subordinated borrowings. Financial instruments carried at contract amounts which approximate fair value, either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.